Exhibit 3.2

SECOND AMENDMENT

TO THE

AMENDED AND RESTATED BY-LAWS

OF

XAI Octagon Floating Rate & Alternative Income Term Trust

This Second Amendment, effective as of February 1, 2024, to the Amended and Restated By-Laws (the “By-Laws”), dated as of July 13, 2017, as amended as of August 31, 2017, is made and adopted pursuant to Section 3.9 of the Second Amended and Restated Agreement and Declaration of Trust of XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”), dated as of July 13, 2017, as amended as of August 31, 2017 and February 1, 2024, and as from time to time amended.

The By-Laws are hereby amended to reflect that the name of the Trust shall be XAI Octagon Floating Rate & Alternative Income Trust.